CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		March 31, 2014	December 31, 2013
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	9	$187.0	$168.9
Inventories	11	47.8	51.6
Prepaid expenses		18.7	14.1
Risk management contracts	9	0.4	0.3
		253.9	234.9
Non-current assets
Long-term deposit and other		0.6	5.6
Deferred income tax asset		158.4	148.8
Exploration and evaluation assets	6	55.7	59.4
Property, plant and equipment	5	4,529.9	4,461.4
Goodwill		379.8	379.8
		5,124.4	5,055.0
Total assets		$5,378.3	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$314.2	$258.3
Current portion of long-term debt	7, 9	9.2	12.3
Current portion of provisions	10	43.6	39.1
Risk management contracts	9	10.6	0.6
		377.6	310.3
Non-current liabilities
Long-term debt	7, 9	1,927.5	1,973.0
Related party loans	9, 19	342.2	259.6
Long-term liability	9, 12	67.7	69.5
Non-current provisions	10	734.1	731.5
Post-employment benefit obligations		6.7	6.8
		3,078.2	3,040.4
Total liabilities		$3,455.8	$3,350.7
Shareholders’ equity
Shareholder's capital		3,860.8	3,860.8
Contributed surplus	19	8.4	4.3
Deficit		(1,890.2)	(1,893.2)
Accumulated other comprehensive loss	17	(56.5)	(32.7)
Total shareholder's equity		1,922.5	1,939.2
Total liabilities and shareholder's equity		$5,378.3	$5,289.9

Commitments [Note 18]
Subsequent events [Note 20]

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,

(millions of Canadian dollars)	Notes	2014	2013

Petroleum, natural gas, and refined product sales		$1,401.1	$1,390.9
Royalties		(36.2)	(32.7)
Revenues	13	1,364.9	1,358.2

Expenses
Purchased products for processing and resale		1,008.0	1,086.4
Operating		157.1	158.9
Transportation and marketing		8.0	6.6
General and administrative		17.0	17.9
Depletion, depreciation and amortization	5	113.1	167.0
Exploration and evaluation	6	8.6	8.5
Losses (gains) on disposition of assets		0.5	(6.6)
Finance costs	14	24.5	27.5
Risk management contracts gains	9	(0.7)	(3.0)
Foreign exchange losses	15	32.2	5.8
Loss before income tax		(3.4)	(110.8)

Income tax recovery		(6.4)	(15.4)
Net income (loss)		$3.0	$(95.4)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Losses on designated cash flow hedges, net of tax	9, 17	(7.3)	(2.6)
Gains (losses) on foreign currency translation	17	(15.4)	4.3
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	17	(1.1)	5.0
Comprehensive loss		$(20.8)	$(88.7)

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Loss	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCL")	Equity
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Losses on derivatives designated as cash flow hedges, net of tax	17	-	-	-	(7.3)	(7.3)
Losses on foreign currency translation	17	-	-	-	(15.4)	(15.4)
Actuarial losses, net of tax	17	-	-	-	(1.1)	(1.1)
Shareholder loan (see note 19)		-	4.1	-	-	4.1
Net income		-	-	3.0	-	3.0
Balance at March 31, 2014		$3,860.8	$8.4	$(1,890.2)	$(56.5)	$1,922.5

Balance at December 31, 2012		$3,860.8	$-	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax		-	-	-	(2.6)	(2.6)
Gains on foreign currency translation		-	-	-	4.3	4.3
Actuarial gains, net of tax		-	-	-	5.0	5.0
Net loss		-	-	(95.4)	-	(95.4)
Balance at March 31, 2013		$3,860.8	$-	$(1,206.7)	$(50.9)	$2,603.2

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three months ended March 31,

(millions of Canadian dollars)	Notes	2014	2013
Cash provided by (used in) Operating Activities
Net income (loss)		$3.0	$(95.4)
Items not requiring cash
Depletion, depreciation and amortization		113.1	167.0
Accretion of decommissioning and environmental remediation liabilities	10, 14	5.8	5.6
Unrealized gains on risk management contracts	9	(0.2)	(1.2)
Unrealized losses on foreign exchange	15	30.2	3.8
Unsuccessful exploration and evaluation cost	6	8.3	8.0
Losses (gains) on disposition of assets		0.5	(6.6)
Deferred income tax recovery		(6.4)	(15.4)
Other non-cash items		(0.9)	(1.9)
Settlement of decommissioning and environmental remediation liabilities	10	(2.9)	(5.8)
Change in non-cash working capital	16	45.1	8.5
		$195.6	$66.6

Financing Activities
Credit facility (repayment) borrowings, net	7	(93.4)	98.9
Borrowings from related party loans	19	80.0	-
Repayment of promissory note	7	(3.1)	(2.9)
		$(16.5)	$96.0

Investing Activities
Additions to property, plant and equipment	5	(173.2)	(173.1)
Additions to exploration and evaluation assets	6	(6.4)	(13.3)
Property dispositions, net		2.3	8.6
Change in non-cash working capital	16	(1.8)	16.4
		$(179.1)	$(161.4)

Change in cash		-	1.2
Cash, beginning of period		-	7.6
Cash, end of period		$-	$8.8

Interest paid		$8.2	$11.8

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2014 and 2013
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standards (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2013, which were prepared in accordance with IFRS.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 13, 2014.

Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency
In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2013, except as described below.

Change in Accounting Policies

Effective January 1, 2014, the Company has adopted the following new IFRS standards and amendments:

.

IAS 32 “Financial instruments: Presentation” has been amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the Company’s financial statements.

.

IFRS Interpretations Committee (“IFRIC”) 21 “Levies”, clarifies the recognition requirements concerning a liability to pay a levy imposed by a government other than income tax. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. The adoption of this standard did not have a material impact on Harvest’s financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Accounting Pronouncements

There were no new or amended standards issued during the three months ended March 31, 2014 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2013.

4.	Segment Information

Harvest’s operating segments are determined based on the nature of the products and services. The following summary describes the operations in each of the segments:

.	Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
.

The BlackGold oil sands project is located near Conklin, Alberta. Phase 1 of the project that is designed to produce 10,000 barrels of bitumen per day is currently under construction and development. BlackGold will use steam assisted gravity drainage technology to recover bitumen.

.

Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream is located in the Province of Newfoundland and Labrador.

	Three months ended March 31 (3)
	Upstream(2)		Downstream(2)		Total

	2014	2013	2014	2013	2014	2013
Petroleum, natural gas and refined
products sales(1)	$287.7	$268.9	$1,113.4	$1,122.0	$1,401.1	$1,390.9
Royalties	(36.2)	(32.7)	-	-	(36.2)	(32.7)
Revenues	251.5	236.2	1,113.4	1,122.0	1,364.9	1,358.2

Expenses
Purchased products for resale and processing	-	-	1,008.0	1,086.4	1,008.0	1,086.4
Operating	88.5	91.8	68.6	67.1	157.1	158.9
Transportation and marketing	6.3	5.1	1.7	1.5	8.0	6.6
General and administrative	16.8	17.7	0.2	0.2	17.0	17.9
Depletion, depreciation and amortization	109.5	145.2	3.6	21.8	113.1	167.0
Exploration and evaluation	8.6	8.5	-	-	8.6	8.5
Losses (gains) on disposition of assets	0.7	(6.6)	(0.2)	-	0.5	(6.6)
Risk management contracts gains	(0.7)	(3.0)	-	-	(0.7)	(3.0)
Operating income (loss)	$21.8	$(22.5)	$31.5	$(55.0)	$53.3	$(77.5)

Finance costs					24.5	27.5
Foreign exchange losses					32.2	5.8
Loss before income tax					(3.4)	(110.8)

Income tax recovery					(6.4)	(15.4)
Net income (loss)					$3.0	$(95.4)
(1)

Of the total Downstream revenue, one customer represents sales of $924.8 million for the three months ended March 31, 2014 (2013 – one customer with sales of $953.0 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31, 2014
Capital Additions	Upstream	BlackGold	Downstream	Total
Additions to PPE	$127.9	$42.2	$3.1	$173.2
Additions to E&E	6.4	-	-	6.4
Property acquisitions (dispositions), net	(2.1)	-	(0.2)	(2.3)
Total capital additions	$132.2	$42.2	$2.9	$177.3

	Three months ended March 31, 2013
Capital Additions	Upstream	BlackGold	Downstream	Total
Additions to PPE	$109.9	$61.0	$12.5	$183.4
Additions to E&E	13.3	-	-	13.3
Property acquisitions (dispositions), net	3.2	-	-	3.2
Total capital additions	$126.4	$61.0	$12.5	$199.9

	Total Assets	PP&E	E&E	Goodwill
March 31, 2014
Upstream	$3,841.9	$3,186.9	$55.7	$379.8
BlackGold	1,181.3	1,181.1	-	-
Downstream	355.1	161.9	-	-
Total	$5,378.3	$4,529.9	$55.7	$379.8

December 31, 2013
Upstream	$3,794.0	$3,166.2	$59.4	$379.8
BlackGold	1,144.0	1,138.8	-	-
Downstream	351.9	156.4	-	-
Total	$5,289.9	$4,461.4	$59.4	$379.8

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2012	$5,085.5	$679.8	$1,390.3	$7,155.6
Additions	305.6	444.5	53.2	803.3
Acquisitions	16.3	0.7	-	17.0
Disposals	(177.9)	-	(4.9)	(182.8)
Transfer from E&E	11.3	-	-	11.3
Change in decommissioning liabilities	31.5	13.8	-	45.3
Exchange adjustment	-	-	99.4	99.4
As at December 31, 2013	$5,272.3	$1,138.8	$1,538.0	$7,949.1
Additions	127.9	42.2	3.1	173.2
Acquisitions	0.5	-	-	0.5
Disposals	(0.8)	-	(0.2)	(1.0)
Change in decommissioning liabilities	2.6	0.1	-	2.7
Exchange adjustment	-	-	60.6	60.6
As at March 31, 2014	$5,402.5	$1,181.1	$1,601.5	$8,185.1

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2012	$1,577.9	$	- $	785.8	$2,363.7
Depreciation, depletion and amortization	530.0		-	82.8	612.8
Disposals	(25.9)		-	(4.7)	(30.6)
Impairment	24.1		-	458.9	483.0
Exchange adjustments	-		-	58.8	58.8
As at December 31, 2013	$2,106.1	$	- $	1,381.6	$3,487.7
Depreciation, depletion and amortization	109.5		-	3.6	113.1
Exchange adjustments	-		-	54.4	54.4
As at March 31, 2014	$2,215.6	$	- $	1,439.6	$3,655.2

Net Book Value:
As at March 31, 2014	$3,186.9	$1,181.1	$161.9	$4,529.9
As at December 31, 2013	$3,166.2	$1,138.8	$156.4	$4,461.4

General and administrative costs directly attributable to PP&E addition activities of $5.0 million have been capitalized during the three months ended March 31, 2014 (2013 – $4.3 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three months ended March 31, 2014 in the amount of $7.2 million (2013 – $4.1 million), at a weighted average interest rate of 4.6% (2013 – 5.7%) . PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $nil (December 31, 2013 – $71.5 million) (see note 12).

At March 31, 2014, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $1.2 billion (December 31, 2013 – $1.1 billion), Downstream assets under construction of $39.9 million (December 31, 2013 – $37.0 million) and Downstream major parts inventory of $8.6 million (December 31, 2013 – $8.3 million).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2012	$73.4
Additions	16.7
Disposition	(7.9)
Unsuccessful E&E costs	(11.5)
Transfer to property, plant and equipment	(11.3)
As at December 31, 2013	$59.4
Additions	6.4
Acquisition	0.1
Disposition	(1.9)
Unsuccessful E&E costs	(8.3)
As at March 31, 2014	$55.7

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended March 31,
	2014	2013
Pre-licensing costs	$0.3	$0.5
Unsuccessful E&E costs	8.3	8.0
E&E expense	$8.6	$8.5

7.	Long-Term Debt

	March 31, 2014	December 31, 2013
Credit facility (note 7a)	$692.0	$785.2
6/% senior notes due 2017 (US$500 million)	543.2	522.1
21/8% senior notes due 2018 (US$630 million)	692.3	665.7
Promissory note (note 7b)	9.2	12.3
Long-term debt outstanding	1,936.7	1,985.3
Less current portion	(9.2)	(12.3)
Long-term debt	$1,927.5	$1,973.0

a)	Credit facility

At March 31, 2014, Harvest had $695.1 million drawn from the $1.0 billion available under the credit facility (December 31, 2013 - $788.5 million), of which US$40.0 million were LIBOR based loans (December 31, 2013 - US$40.0 million). The carrying value of the credit facility includes $3.1 million of deferred financial fees at March 31, 2014 (December 31, 2013 - $3.3 million). For the three months ended March 31, 2014, interest charges on the credit facility borrowings aggregated to $6.5 million (2013 - $4.3 million), reflecting an effective interest rate of 3.5% (2013 – 3.0%) . Also see note 20 – Subsequent Events.

b)	Promissory note

During the first quarter of 2013, Downstream entered in to an agreement with a third party to convert $24.2 million of a trade payable to a two-year promissory note. The promissory note bears interest of 3%. The principal and interest are to be repaid in 24 equal installments, which started in January 2013. For the three months ended March 31, 2014, interest charges of $0.1 million (2013 - $0.2 million) relating to this promissory note were recorded. At March 31, 2014, the current portion of the promissory note was $9.2 million (December 31, 2013 - $12.3 million).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	March 31, 2014	December 31, 2013
Credit facility(1)	$695.1	$788.5
6/% senior notes (US$500 million)(1)(2)	552.8	531.8
21/8% senior notes (US$630 million)(1)(2)	696.5	670.1
Related party loans (US$170 million and CAD$160 million)(2)(3) (note 19)	347.9	260.8
	$2,292.3	$2,251.2
Shareholder's equity	1,922.5	1,939.2
	$4,214.8	$4,190.4

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility. Harvest was in compliance with all debt covenants at March 31, 2014.

	Covenant	March 31, 2014	December 31, 2013
Senior debt (1) to annualized EBITDA (2)	3.00 to 1.0 or less	1.77	2.41
Annualized EBITDA(2) to annualized interest expense (3)	2.50 to 1.0 or higher	4.56	3.62
Senior debt (1) to total capitalization (4)	50% or less	18%	22%
Total debt (5) to total capitalization (6)	55% or less	45%	54%
(1)

Senior debt consists of letters of credit of $14.8 million (December 31, 2013 – $13.3 million), credit facility of $692.0 million (December 31, 2013 – $785.2 million), guarantees of $50.9 million (December 31, 2013 – $32.8 million) and risk management contracts liabilities of $10.6 million (December 31, 2013 - $0.6 million) at March 31, 2014.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items during the last four quarters.

(3)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(4)

Senior debt to total capitalization was amended on April 15, 2014 (see note 20). For the purposes of calculating the senior debt to total capitalization ratio, total capitalization will include total debt, related party loans, and shareholder’s equity of $1,922.5 as at March 31, 2014. Prior to the amendment, Harvest excluded equity related to BlackGold of $457.7 million as at December 31, 2013 in total capitalization.

(5)	Total debt consists of senior debt and senior notes.
(6)

Total debt to total capitalization was amended on April 15, 2014 (see note 20). Effective March 31, 2014, for the purposes of calculating the total debt to total capitalization ratio, total capitalization will include total debt, related party loans, shareholder’s equity, plus an incremental amount of $229.5 million representing partial relief of the Downstream impairment charge incurred in 2013.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Financial Instruments

(a)	Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, promissory note, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured in fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	March 31, 2014		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables
Accounts receivable	$187.0	$187.0	$-	$187.0
Held for Trading
Fair value of risk management contracts	0.4	0.4	-	0.4
Total Financial Assets	$187.4	$187.4	$-	$187.4
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$10.6	$10.6	$-	$10.6
Measured at Amortized Cost
Accounts payable and accrued liabilities	314.2	314.2	-	314.2
Credit Facility	692.0	695.1	-	695.1
6/% senior notes	543.2	598.4	-	598.4
21/8% senior notes	692.3	690.5	690.5	-
Promissory note	9.2	9.2	-	9.2
Related party loans	342.2	328.3	-	328.3
Long-term liability	67.4	59.3	-	59.3
Total Financial Liabilities	$2,671.1	$2,705.6	$690.5	$2,015.1

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables
Accounts receivable	$168.9	$168.9	$-	$168.9
Held for Trading
Fair value of risk management contracts	0.3	0.3	-	0.3
Total Financial Assets	$169.2	$169.2	$-	$169.2
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$0.6	$0.6	$-	$0.6
Measured at Amortized Cost
Accounts payable and accrued liabilities	258.3	258.3	-	258.3
Credit facility	785.2	788.5	-	788.5
6/% senior notes	522.1	577.7	-	577.7
21/8% senior notes	665.7	653.2	653.2	-
Promissory note	12.3	12.3	-	12.3
Related party loans	259.6	242.1	-	242.1
Long-term liability	69.2	60.7	-	60.7
Total Financial Liabilities	$2,573.0	$2,593.4	$653.2	$1,940.2

b)	Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. The effective portion of the realized gains and losses is removed from AOCL and included in petroleum, natural gas, and refined product sales (see note 13 and 17). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended March 31
		2014				2013
	Realized	Unrealized			Realized	Unrealized
	gains	(gains) losses	Total		gains	gains	Total
Power	$(0.5)	$(0.4)	$(0.9	) $	(0.3)	$(0.3)	$(0.6)
Crude Oil	-	0.2	0.2		-	-	-
Currency	-	-	-		(1.5)	(0.9)	(2.4)
	$(0.5)	$(0.2)	$(0.7	) $	(1.8)	$(1.2)	$(3.0)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2014:

Contracts Designated as Hedges

Contract Quantity	Type of Contract	Term	Contract Price		Fair Value
44,600 GJ/day	AECO swap	Apr – Dec 2014	$3.76/GJ		$(8.2)
4,500 bbls/day	WCS price swap	Apr – Dec 2014	US$76.81/bbl		(1.8)
US$0.3 million/day	Foreign exchange swap	Apr – Dec 2014	$1.1123 Cdn/US	$
					$(10.0)

Contracts Not Designated as Hedges

Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
35 MWh	AESO power swap	Apr – Dec 2014	$54.74/MWh	$(0.2)
5 MWh	AESO power swap	Jan – Dec 2015	$49.50/MWh	0.1
US$4.5 million	Foreign exchange swap	April 2014	$1.1177 Cdn/US	(0.1)
				$(0.2)

(c)	Risk Exposure

A description of the nature and extent of these risks can be found under note 16 of the Audited Consolidated Financial Statements for the year ended December 31, 2013. Risks associated with financial assets and liabilities have not changed significantly since December 31, 2013.

10.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	8.6	14.9	-	23.5
Settled during the period	(18.6)	(0.1)	-	(18.7)
Revisions (change in estimated timing and costs)	22.9	(1.1)	-	21.8
Disposals	(33.6)	-	-	(33.6)
Accretion	20.8	0.8	0.5	22.1
Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Environmental remediation at December 31, 2013	6.7	-	-	6.7
Other provisions at December 31, 2013	3.5	-	-	3.5
Less current portion	(39.1)	-	-	(39.1)
Balance at December 31, 2013	$680.5	$34.3	$16.7	$731.5

Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Liabilities incurred	2.4	0.1	-	2.5
Settled during the period	(2.9)	-	-	(2.9)
Revisions (change in estimated timing and costs)	0.2	-	-	0.2
Disposals	-	-	-	-
Accretion	5.3	0.3	0.1	5.7
Decommissioning liabilities at March 31, 2014	$714.4	$34.7	$16.8	$765.9
Environmental remediation at March 31, 2014	8.3	-	-	8.3
Other at March 31, 2014	3.5	-	-	3.5
Less current portion	(43.6)	-	-	(43.6)
Balance at March 31, 2014	$682.6	$34.7	$16.8	$734.1

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.6 billion at March 31, 2014 (December 31, 2013 - $1.6 billion), which will be incurred between 2014 and 2074. A risk-free discount rate of 3.0% (December 31, 2013 - 3.0%) and inflation rate of 1.7% (December 31, 2013 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Inventories

	March 31, 2014	December 31, 2013
Petroleum products
Upstream – pipeline fill	$2.2	$3.0
Downstream	40.7	43.8
Total petroleum product inventory	42.9	46.8
Parts and supplies	4.9	4.8
	$47.8	$51.6

For the three months ended March 31, 2014, Downstream recognized inventory impairments of $0.6 million (2013 - $1.7 million) and impairment reversals of $0.2 million (2013 - $0.2 million). Such write-down and recovery amounts are included as costs in “purchased products for processing and resale” in the consolidated statements of comprehensive loss. The amount of petroleum products inventory recognized as an expense during the three month period is included in “purchased products for processing and resale expense” in the consolidated statements of comprehensive loss.

12.	Long-Term Liability

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at March 31, 2014, Harvest recognized a total liability of $76.2 million (December 31, 2013 – $76.2 million) using a discount rate of 4.5% (December 31, 2013 – 4.5%) of which $9.6 million (December 31, 2013 - $9.6 million) is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability and other is an accrual related to Harvest’s long term incentive program of $0.8 million (December 31, 2013 – $2.6 million) as well as deferred credits of $0.3 million (December 31, 2013 – $0.3 million).

13.	Revenues

	Three months ended March 31
	2014	2013
Crude oil and natural gas sales, net of royalties	$257.7	$235.8
Refinery products sales	1,113.4	1,122.0
Effective portion of realized cash flow hedges	(6.2)	0.4
	$1,364.9	$1,358.2

14.	Finance Costs

	Three months ended March 31
	2014	2013
Interest and other financing charges	$25.9	$26.0
Accretion of decommissioning and environmental remediation liabilities	5.8	5.6
Less: capitalized interest	(7.2)	(4.1)
	$24.5	$27.5

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Foreign Exchange

	Three months ended March 31
	2014	2013
Realized losses on foreign exchange	$2.0	$2.0
Unrealized losses on foreign exchange	30.2	3.8
	$32.2	$5.8

16.	Supplemental Cash Flow Information

	Three months ended March 31
	2014	2013
Source (use) of cash:
Accounts receivable	$(18.1)	$(5.9)
Prepaid expenses and long-term deposit	0.4	0.9
Inventories	3.8	28.7
Accounts payable and accrued liabilities	55.9	(23.7)
Net changes in non-cash working capital	42.0	-

Changes relating to operating activities	45.1	8.5
Changes relating to investing activities	(1.8)	16.4
Promissory note (note 7b)	-	(24.1)
Add: Other non-cash changes	(1.3)	(0.8)
	$42.0	$-

17.	Accumulated Other Comprehensive Loss (“AOCL”)

		Designated
	Foreign Currency	Cash Flow	Actuarial
	Translation	Hedges, Net	Loss, Net of
	Adjustment	of Tax	Tax	Total
Balance at December 31, 2012	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	-	(2.8)	-	(2.8)
Gains on derivatives designated as cash flow hedges, net of tax	-	1.7	-	1.7
Actuarial loss, net of tax	-	-	18.1	18.1
Gains on foreign currency translation	7.9	-	-	7.9
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of losses on cash flow hedges	-	4.5	-	4.5
Losses on derivatives designated as cash flow hedges, net of tax	-	(11.8)	-	(11.8)
Actuarial loss, net of tax	-	-	(1.1)	(1.1)
Losses on foreign currency translation	(15.4)	-	-	(15.4)
Balance at March 31, 2014	$(49.6)	$(7.2)	$0.3	$(56.5)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impacts of the cash flow hedges on the OCL:

	Three months ended March 31
	After-tax		Pre-tax
	2014	2013	2014	2013
(Gains) losses reclassified from OCL to revenues	$4.5	$(0.3)	$6.2	$(0.4)
Losses recognized in OCL	(11.8)	(2.3)	(16.2)	(3.1)
Total	$(7.3)	$(2.6)	$(10.0)	$(3.5)

The Company expects the $7.2 million after-tax accumulated loss reported in AOCL ($9.9 million pre-tax) related to the natural gas and crude oil cash flow hedges to be released to net income within the next nine months.

18.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at March 31, 2014:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$9.2	$–	$2,282.8	$–	$2,292.0
Debt interest payments(1) (2)	77.8	155.3	140.2	–	373.3
Purchase commitments(3)	75.0	21.0	80.0	–	176.0
Operating leases	10.3	8.2	6.5	2.7	27.7
Firm processing commitments	15.1	40.5	33.0	94.3	182.9
Firm transportation agreements	12.8	38.5	46.3	90.2	187.8
Employee benefits(4)	2.5	3.2	1.2	3.8	10.7
Decommissioning and environmental liabilities(5)	40.1	58.9	42.3	1,490.9	1,632.2
Total	$242.8	$325.6	$2,632.3	$1,681.9	$4,882.6
(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at March 31, 2014 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

Harvest also has commitments to purchase refinery crude stock and sell refined products under a supply and offtake agreement with Macquarie Energy Canada Ltd. (“Macquarie”). These purchase commitments will be net settled against any refined product sales to Macquarie.

19.	Related Party Transactions

a)	Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. At March 31, 2014, Harvest has drawn $160 million from the $200 million available under the loan agreement (December 31, 2013 - $80 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. The difference between the fair value and the loan amount was recognized in contributed surplus. As at March 31, 2014, $8.4 million (December 31, 2013 - $4.3 million) have been recognized in contributed surplus related to the KNOC loan. For the three months ended March 31, 2014, interest expense of $1.8 million was recorded (2013 - $nil), of which $1.6 million remains outstanding as at March 31, 2014. The availability of any undrawn amounts under the facility will expire on December 31, 2014.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At March 31, 2014, Harvest’s related party loan from ANKOR included $187.9 million (December 31, 2013 - $180.8 million) of principal and $0.8 million (December 31, 2013 - $3.0 million) of accrued interest. Interest expense was $2.2 million for the three months ended March 31, 2014 (2013 - $2.0 million).

The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

b)	Other related party transactions

	Transactions				Balance Outstanding
	Three months ended		Accounts receivable as at			Accounts payable as at
			March 31,		December 31,	March 31,	December 31,
	2014	2013	2014		2013	2014	2013
Revenues
Other KNOC subsidiaries(1)	$0.1	$0.2	$-	$	- $	-	$-

Operating Expenses
Other KNOC subsidiaries(2)	$-	$0.1	$-	$	- $	-	$-

G&A Expenses
KNOC(3)	$(1.1)	$(0.4)	$0.6	$	- $	2.0	$0.5

Finance costs
KNOC(4)	$1.0	$-	$-	$	- $	1.5	$0.5
(1)

On February 28, 2014 KNOC purchased 100% of the shares of KNOC Trading Corporation for US$0.4 million. Prior to the sale of KNOC Trading Corporation (“KNOC Trading”), KNOC Trading was a wholly owned subsidiary of North Atlantic. KNOC Trading bills Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC.

(2)	Billing from Ankor for office rent and salaries and benefits related to KNOC Trading.
(3)

Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(4)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 21/8% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

20.	Subsequent Events

On April 15, 2014, Harvest amended its credit facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements for the development of Company lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint venture arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Company to recognize equity related to BlackGold of $457.5 million as at March 31, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013, effective March 31, 2014.

On April 23, 2014, Harvest entered into two joint ventures with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership and HK MS Partnership. Deep Basin Partnership was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. Harvest contributed certain producing and non-producing properties to Deep Basin Partnership in exchange for 467,386,000 of common partnership units, while KERR contributed $100.4 million for 100,368,000 preferred partnership units. Amounts contributed by KERR will be spent by the Deep Basin Partnership to drill and develop partnership properties in the Deep Basin area. If funding from KERR is insufficient to fund the entire agreed initial multi-year development program, Harvest will fund the balance of the program from its share of partnership distributions. The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause Deep Basin Partnership to redeem all its preferred partnership units for consideration equal to its initial contribution plus an after-tax internal rate of return of two percent. If Deep Basin Partnership does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

HK MS Partnership was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HK MS Partnership, KERR contributed $22.6 million for partnership units, which represent 34.82% of the outstanding partnership units. The remaining 65.18% will be contributed by Harvest as cash is required for the construction of the gas processing facility. On the earlier of 10.5 years after the formation of the HK MS Partnership or when KERR achieves certain internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest for nominal consideration.

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